                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)


                             (Amendment No. 9)*

                            Quality Systems, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  747582104
              ----------------------------------------------------
                               (CUSIP Number)

                                              David J. Berger, Esq.
     Andrew E. Shapiro, Manager               Page Mailliard, Esq.
 Lawndale Capital Management, LLC       Wilson Sonsini Goodrich & Rosati
  One Sansome Street, Suite 3900              650 Page Mill Road
     San Francisco, CA  94104                Palo Alto, CA 94304
          (415) 288-2330                       (650) 493-9300
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               March 29, 1999
           -------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------                                      --------------------------------------
       CUSIP No. 747582104                                                         Page 2 of 13 Pages
----------------------------------                                      --------------------------------------
---------------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSON
                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                       Lawndale Capital Management, LLC
---------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                                (b) [_]
---------------------------------------------------------------------------------------
3                     SEC USE ONLY
---------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS                                                AF
---------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)                                 [_]
---------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION                   California
---------------------------------------------------------------------------------------
  NUMBER OF SHARES             7  SOLE VOTING POWER
 BENEFICIALLY OWNED                                                                   0
 BY REPORTING PERSON
        WITH
---------------------------------------------------------------------------------------
                               8  SHARED VOTING POWER
                                                                                621,200
---------------------------------------------------------------------------------------
                               9  SOLE DISPOSITIVE POWER
                                                                                      0
---------------------------------------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                                                                621,200
---------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                                                                                621,200
---------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                      SHARES                                                        [_]
---------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                  9.99%
---------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON
                                                                              OO and IA
---------------------------------------------------------------------------------------

                                   (2 of 13)

----------------------------------                                      --------------------------------------
       CUSIP No. 747582104                                                         Page 3 of 13 Pages
----------------------------------                                      --------------------------------------

---------------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSON
                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                                      Andrew E. Shapiro
---------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                                (b) [_]
---------------------------------------------------------------------------------------
3                     SEC USE ONLY
---------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS                                                AF
---------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)                                [_]
---------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                    USA
---------------------------------------------------------------------------------------
  NUMBER OF SHARES             7  SOLE VOTING POWER
 BENEFICIALLY OWNED                                                                   0
 BY REPORTING PERSON
        WITH
---------------------------------------------------------------------------------------
                               8  SHARED VOTING POWER
                                                                                621,200
---------------------------------------------------------------------------------------
                               9  SOLE DISPOSITIVE POWER
                                                                                      0
---------------------------------------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                                                                621,200
---------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                                                                                621,200
---------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                      SHARES                                                        [_]
---------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                  9.99%
---------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON
                                                                                     IN
---------------------------------------------------------------------------------------

                                   (3 of 13)

----------------------------------                                      --------------------------------------
       CUSIP No. 747582104                                                         Page 4 of 13 Pages
----------------------------------                                      --------------------------------------

---------------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSON
                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                               Diamond A Partners, L.P.
---------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                                (b) [_]
---------------------------------------------------------------------------------------
3                     SEC USE ONLY
---------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS                                                WC
---------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)                                [_]
---------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                             California
---------------------------------------------------------------------------------------
  NUMBER OF SHARES             7  SOLE VOTING POWER
 BENEFICIALLY OWNED                                                                   0
 BY REPORTING PERSON
        WITH
---------------------------------------------------------------------------------------
                               8  SHARED VOTING POWER
                                                                                525,300
---------------------------------------------------------------------------------------
                               9  SOLE DISPOSITIVE POWER
                                                                                      0
---------------------------------------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                                                                525,300
---------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                                                                                525,300
---------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                      SHARES                                                        [_]
---------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                  8.45%
---------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON
                                                                                     PN
---------------------------------------------------------------------------------------

                                   (4 of 13)

----------------------------------                                      --------------------------------------
       CUSIP No. 747582104                                                         Page 5 of 13 Pages
----------------------------------                                      --------------------------------------

---------------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSON
                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                              Diamond A Investors, L.P.
---------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                                (b) [_]
---------------------------------------------------------------------------------------
3                     SEC USE ONLY
---------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS                                                WC
---------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)                                [_]
---------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                             California
---------------------------------------------------------------------------------------
  NUMBER OF SHARES             7  SOLE VOTING POWER
 BENEFICIALLY OWNED                                                                   0
 BY REPORTING PERSON
        WITH
---------------------------------------------------------------------------------------
                               8  SHARED VOTING POWER
                                                                                 95,900
---------------------------------------------------------------------------------------
                               9  SOLE DISPOSITIVE POWER
                                                                                      0
---------------------------------------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                                                                 95,900
---------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                                                                                 95,900
---------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                      SHARES                                                        [_]
---------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                  1.54%
---------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON
                                                                                     PN
---------------------------------------------------------------------------------------

                                   (5 of 13)

Item 1.  Security and Issuer.

     This statement relates to Common Stock of Quality Systems, Inc. ("QSII") The principal executive office of QSII is located at 17822 East 17th Street, Tustin, CA 92780.

Item 2.  Identity and Background.

     The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

        (a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"); Diamond A Partners, L.P., a California limited partnership ("DAP"); Diamond A Investors, L.P., a California limited partnership ("DAI"); and Andrew E. Shapiro ("Shapiro").

        (b) The business address (and principal office) of LCM, DAP, DAI and Shapiro is One Sansome Street, Suite 3900, San Francisco, California 94104.

        (c) LCM is the investment adviser to and general partner of DAP and DAI, which are investment limited partnerships. Shapiro is the sole manager of LCM.

        (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f) Shapiro is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

     The source and amount of funds used in purchasing the Common Stock were as follows:


          Purchaser                           Source of Funds                             Amount
---------------------------     -----------------------------------------     ----------------------------
LCM                             Funds Under Management (1)                               $4,068,070
DAP                             Working Capital                                          $3,438,846
DAI                             Working Capital                                          $  629,224

---------------
(1)  Includes funds of DAP and DAI invested in Common Stock.

Item 4.    Purpose of Transaction.

     As discussed in several previous amendments to this Schedule 13D and as repeatedly conveyed to the Board of Directors of QSII (the "Board"), Lawndale Capital Management ("LCM") believes that the Board lacks sufficient independence to take necessary actions to stop poor managerial decision-making. LCM further believes that QSII's corporate governance practices have been inadequate and a major factor in QSII's poor shareholder performance.

                                   (6 of 13)

     Because of the failure of the Board to adequately address these concerns, LCM has decided to turn to the shareholders of QSII to effect changes that LCM believes are critical to the long-term success of QSII. Lawndale seeks in particular to mobilize shareholder support for an increased role for independent directors on the Board. Consequently, on March 29, 1999, LCM, on behalf of Diamond A Partners, L.P., submitted a shareholder proposal for inclusion in the proxy materials of QSII for the annual meeting expected to be held in September 1999. The proposal seeks shareholder approval to amend QSII's Bylaws to add the following Section 16 to Article III thereof:

          SECTION 16. INDEPENDENT BOARD OF DIRECTORS. At least seventy-five percent (75%) of the directors on the Board shall be Independent Directors. At the end of each meeting of the Board, the Independent Directors shall meet in executive session, separately from other directors, to discuss such matters as they deem appropriate. The Independent Directors shall elect the Chairman of the Board, who shall be an Independent Director. The Independent Directors as a group shall constitute the Nominating Committee of the Board, which shall have sole responsibility for recommending and nominating candidates to the Board.

          An "Independent Director" is one who, at any time during the past five years, has had (i) no familial relationship with any of QSII's executive officers or directors and (ii) no direct or indirect financial relationship with QSII or any affiliate other than as a director or shareholder of the Company, except those past relationships which are (a) fully disclosed in the Company's proxy statements, and (b) deemed insignificant and non-material by a majority of the other Independent Directors. Notwithstanding any other provision of these Bylaws, this Section 16 shall govern in the event of any inconsistency with other provisions of these Bylaws and may not be altered, amended or repealed, except by approval of the outstanding shares (as defined in Section 152 of the California General Corporation
     Law).

     The amendment requires approval by holders of a majority of the outstanding shares of stock entitled to vote at the stockholders meeting at which this amendment is proposed and would become effective thirty (30) days following the required stockholder approval. A copy of the shareholder proposal and the accompanying cover letter specifying DAP's eligibility to submit the proposal are attached as Exhibit B hereto.

     LCM is the third largest investor in QSII and believes that its proposed bylaw amendment would serve the best interests of QSII and its shareholders. LCM believes that shareholders can more confidently rely on the Board if decisions about, for example, management changes, corporate control contests, executive compensation and major lawsuits are made by a majority of independent directors. LCM believes that having a truly independent Board is integral to shareholder confidence and ultimately to enhancing QSII's long-term value.

     LCM does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or in prior amendments to this
Schedule 13D or such as would occur upon completion of any of the actions discussed above. LCM intends to review its investment in QSII on a continuing basis and, depending on various factors including, without limitation, QSII's financial position and LCM's investment strategy, the price levels of QSII Common Stock and conditions in the securities markets and general economic and industry conditions, LCM may in the future take such actions with respect to its investment in QSII as it deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares of Common Stock or change its intention with respect to any and all matters referred to in Item 4. To the extent not inconsistent with the foregoing, LCM incorporates by reference the material in Item 4 of its previously filed Schedule 13D and the amendments thereto.

                                   (7 of 13)

Item 5.  Interest in Securities of the Issuer.

     The beneficial ownership of the Common Stock by the persons named in Item 2 of this Schedule is as follows at the date hereof:

                                            Aggregate Beneficially
                                                    Owned                Voting Power       Dispositive Power
                                           -----------------------  --------------------  ---------------------
                  Name                       Number      Percent      Sole       Shared     Sole       Shared
---------------------------------------    ---------    ----------  --------   ---------  --------   ----------
LCM                                          621,200       9.99         0        621,200      0        621,200
Shapiro                                      621,200       9.99         0        621,200      0        621,200
DAP                                          525,300       8.45         0        525,300      0        525,300
DAI                                           95,900       1.54         0         95,900      0         95,900

     The persons filing this statement effected no transactions in the Common Stock since the filing of Amendment No. 8 to the Schedule 13D on March 29, 1999.

      The percentages of outstanding shares of Common Stock used in this Schedule are calculated based upon the 6,213,666 shares of Common Stock stated by QSII to be issued and outstanding at January 29, 1999, as reflected in QSII's Quarterly Report on Form 10-Q for the quarter ended December 31, 1998.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     LCM is the general partner of DAP and DAI pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of DAP and DAI in Common Stock, to vote and dispose of Common Stock and to file this statement on behalf of DAP and DAI. Pursuant to such limited partnership agreements, the general partner of DAP and DAI is entitled to allocations based on assets under management and realized and unrealized gains. Andrew Shapiro is the sole manager of LCM.


Item 7.  Material to be Filed as Exhibits.

        A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

        B. Letter dated March 29, 1999 from Diamond A Partners, L.P. to Janet Razin, Secretary of Quality Systems, Inc., attaching a shareholder proposal for inclusion in the proxy materials of QSII for the annual meeting of QSII expected to be held in September 1999.

                                   (8 of 13)

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 1999.



DIAMOND A PARTNERS, L.P.            DIAMOND A INVESTORS, L.P.
By:  Lawndale Capital               By:  Lawndale Capital
     Management, LLC                     Management, LLC
     General Partner                     General Partner


     By:  /s/ Andrew E. Shapiro          By:  /s/ Andrew E. Shapiro
          -------------------------           ---------------------------
          Andrew E. Shapiro                   Andrew E. Shapiro
          Manager                             Manager


LAWNDALE CAPITAL MANAGEMENT, LLC


By:  /s/ Andrew E. Shapiro               /s/ Andrew E. Shapiro
     ------------------------------      --------------------------------
     Andrew E. Shapiro                   Andrew E. Shapiro
     Manager

                                   (9 of 13)

                                   EXHIBIT A

                        AGREEMENT REGARDING JOINT FILING
                      OF STATEMENT ON SCHEDULE 13D OR 13G

     The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Quality Systems, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:  December 22, 1997



DIAMOND A PARTNERS, L.P.            DIAMOND A INVESTORS, L.P.
By:  Lawndale Capital               By:  Lawndale Capital
     Management, LLC                     Management, LLC
     General Partner                     General Partner


     By:  /s/ Andrew E. Shapiro          By:  /s/ Andrew E. Shapiro
          -------------------------           ---------------------------
          Andrew E. Shapiro                   Andrew E. Shapiro
          Manager                             Manager


LAWNDALE CAPITAL MANAGEMENT, LLC


By:  /s/ Andrew E. Shapiro               /s/ Andrew E. Shapiro
     ------------------------------      --------------------------------
     Andrew E. Shapiro                   Andrew E. Shapiro
     Manager

                                   (10 of 13)

                                   EXHIBIT B


                            Diamond A Partners, L.P.



March 29, 1999

Ms. Janet Razin
Secretary
Quality Systems, Inc.
17822 East 17th Street, #210
Tustin, CA  92780

Re:  Shareholder Proposal for Independent Board

Dear Ms. Razin:

     Please find attached a shareholder proposal for inclusion in the proxy materials of Quality Systems, Inc. (the "Company") for the annual meeting of the Company expected to be held in September 1999.

     We comply with the eligibility requirements under Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934, as amended. We have continuously held at least $2,000 in market value of the Company's securities entitled to vote on the proposal at the annual meeting for at least one year as of the date hereof, and we intend to continue ownership of at least $2,000 in market value of the Company's securities entitled to vote on the proposal at the annual meeting through the date of the annual meeting. We have filed a Schedule 13D which reflects our ownership of the required shares before the date on which the one-year eligibility period begins, and we attach a copy of the Schedule 13D and all subsequent amendments to the Schedule 13D to date that report a change in ownership level.

Sincerely,


DIAMOND A PARTNERS, L.P.


By:  LAWNDALE CAPITAL MANAGEMENT, LLC
     General Partner



By:  /s/ Andrew E. Shapiro
     Andrew E. Shapiro
     Manager

Attachments

cc:  David Berger, Esq.
     Page Mailliard, Esq.
       Wilson Sonsini Goodrich & Rosati

                                   (11 of 13)

                                  ATTACHMENT A
                  Quality Systems, Inc. -- SHAREHOLDER PROPOSAL

     WHEREAS, the board of directors should be an independent body elected by stockholders, and owes fiduciary obligations to stockholders; and

     WHEREAS, the Company's stockholders believe that an increased role for independent directors would help our Company improve its long-term financial condition, stock performance and competitiveness;

     NOW THEREFORE, BE IT RESOLVED that pursuant to Section 8 of Article V of the Bylaws of Quality System, Inc. ("QSII" or the "Company"), the Company's stockholders hereby amend Article III of the Company's Bylaws to add the following Section 16, such amendment to become effective 30 days following approval by holders of a majority of the outstanding shares of stock entitled to vote at the stockholders meeting at which this amendment is proposed:

       SECTION 16. INDEPENDENT BOARD OF DIRECTORS. At least seventy-five percent (75%) of the directors on the Board shall be Independent Directors.
  At the end of each meeting of the Board, the Independent Directors shall meet in executive session, separately from other directors, to discuss such matters as they deem appropriate. The Independent Directors shall elect the Chairman of the Board, who shall be an Independent Director. The Independent Directors as a group shall constitute the Nominating Committee of the Board, which shall have sole responsibility for recommending and nominating candidates to the Board.

       An "Independent Director" is one who, at any time during the past five years, has had (i) no familial relationship with any of QSII's executive officers or directors and (ii) no direct or indirect financial relationship with QSII or any affiliate other than as a director or shareholder of the Company, except those past relationships which are (a) fully disclosed in the Company's proxy statements, and (b) deemed insignificant and non-material by a majority of the other Independent Directors. Notwithstanding any other provision of these Bylaws, this Section 16 shall govern in the event of any inconsistency with other provisions of these Bylaws and may not be altered, amended or repealed, except by approval of the outstanding shares (as defined in Section 152 of the California General Corporation Law).

     Lawndale Capital Management, LLC is the third largest investor in QSII. As discussed in Lawndale's Schedule 13D and amendments thereto, Lawndale believes QSII's board lacks sufficient independence to take necessary actions to stop poor managerial decision-making. Lawndale further believes that QSII's corporate governance practices have been inadequate and a major factor in QSII's poor shareholder performance. Lawndale believes that a greater role for independent directors will improve QSII's corporate governance practices.

     Ultimately, Lawndale believes that shareholders can more confidently rely on the board if decisions about, for example, management changes, corporate control contests, executive compensation and major lawsuits are made by an independent board.

     Lawndale requests your support for the above resolution, which amends the Company's Bylaws to increase the role of independent directors on the board. Having a truly independent board is integral to shareholder confidence, and ultimately enhancing QSII's long-term value.

     This amendment would become effective 30 days following approval by stockholders.

                                   (12 of 13)

                                  ATTACHMENT B

     SCHEDULE 13D AND AMENDMENTS THERETO FILED FOR DIAMOND A PARTNERS, L.P.


   [The following attachments to the March 29, 1999 letter sent by Diamond A Partners, L.P. to Janet Razin, Secretary of Quality Systems, Inc., were previously filed with the Securities and Exchange Commission ("SEC"), as indicated below, and are incorporated by reference:

 . Schedule 13D, filed by Lawndale Capital Management, LLC ("LCM") with the SEC on December 22, 1997

 . Amendment No. 1 to the Schedule 13D, filed by LCM with the SEC on January 28,
  1998

 . Amendment No. 2 to the Schedule 13D, filed by LCM with the SEC on June 8, 1998

 . Amendment No. 3 to the Schedule 13D, filed by LCM with the SEC on July 29,
  1998

 . Amendment No. 4 to the Schedule 13D, filed by LCM with the SEC on August 25,
  1998

 . Amendment No. 5 to the Schedule 13D, filed by LCM with the SEC on February 2,
  1999

 . Amendment No. 6 to the Schedule 13D, filed by LCM with the SEC on March 11,
  1999

 . Amendment No. 7 to the Schedule 13D, filed by LCM with the SEC on March 22,
  1999]

                                   (13 of 13)